EXHIBIT 99.1

Cronos Group Announces Appointment of Jody Begley to Board of Directors

TORONTO, Sept. 30, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that, in connection with its investment in the Company, Altria Group, Inc. (“Altria”) has appointed Jody Begley to the Cronos Group Board of Directors. Mr. Begley is currently Senior Vice President, Tobacco Products for Altria Group in which he oversees more than $24 billion in net revenues. Altria’s appointment replaces one of its previous director designees, K.C. Crosthwaite, who has resigned from the Cronos Group Board to devote more time to his new position as CEO of JUUL Labs.

Prior to Mr. Begley’s current role, he served as President and General Manager of Nu Mark, leading the company's development and marketing of innovative tobacco products for adult smokers and vapers. He joined Philip Morris USA in 1995 and has held various leadership positions at several Altria companies, including Vice President, Brand Management, PM USA; Vice President, Strategy & Business Development; Vice President, Marketing & Promotion Services; Vice President, Brand Management, Smokeless; and Vice President, Customer & Marketing Services.

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, two adult-use brands, COVE™ and Spinach™, and Lord Jones™, a hemp-derived cannabidiol (CBD) personal care brand. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com; www.lordjones.com

Forward-Looking Statements
This news release contains “forward‐looking information” and “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward‐looking information.  In some cases, forward‐looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward‐looking statements.  Some of the forward‐looking statements contained in this press release include the anticipated benefits of the acquisition, the ability of the Company to continue, consistent with applicable law, to develop, manufacture, distribute and sell hemp‐based products in the United States and internationally, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property.  Forward‐looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties  and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward‐looking statements and the forward‐looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.  The forward‐looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward‐ looking statements.  Readers are cautioned not to put undue reliance on these forward‐looking statements.

Cronos Group Contact
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com